Exhibit 99.3

James H. Power (RMI Bar No. 193)

HOLLAND & KNIGHT LLP

21 West 52nd Street

New York, New York 10019

Telephone: (212) 513-3200

Facsimile: (212) 385-9100

Email: james.power@hklaw.com

Attorney for Plaintiff

Sphinx Investment Corp.

IN THE HIGH COURT

REPUBLIC OF THE MARSHALL ISLANDS

Sphinx Investment Corp., a Republic of the Marshall Islands corporation,

Plaintiff,

-against-

Stamatis Tsantanis; Christina Anagnostara; Dimitrios Anagnostopoulos; Elias Culucundis; Ioannis (John) Kartsonas; Seanergy Maritime Holdings Corp., a Republic of the Marshall Islands corporation.

Defendants.

Civil Action No. ____________

Complaint

Plaintiff Sphinx Investment Corp. (“Sphinx”) submits this Complaint against Stamatis Tsantanis, Christina Anagnostara, Dimitrios Anagnostopoulos, Elias Culucundis, Ioannis (John) Kartsonas (the “Director Defendants”), and Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”), a company publicly traded on NASDAQ under the ticker symbol “SHIP.”

NATURE OF THE ACTION

1.                  This case is about a conflicted Board whose actions have disenfranchised every non-insider stockholder of Seanergy, a NASDAQ-listed Marshall Islands corporation worth hundreds of millions of dollars.

2.                  Sphinx, a Seanergy stockholder, has announced its intention to launch a proxy contest to nominate new, unconflicted directors at the 2024 annual meeting of shareholders. As it stands, however, the Board has rendered the votes of all outside stockholders meaningless; no public shareholder could win such a proxy contest. Sphinx sues to vindicate its voting rights and those of all other non-insider stockholders.

3.                  The Board accomplished its disenfranchising ends by brazen means: it seized de jure Company control for itself, and perpetual de facto Company control for its Chair and CEO, Defendant Stamatis Tsantanis, by creating and handing to Tsantanis super-voting shares (“Series B Preferred Stock”)—each with the voting power of 25,000 shares of Seanergy common stock—for a mere $250,000.

4.                  Before that transaction (the “Series B Issuance”), Seanergy had a massive public float. Tsantanis, with about 2% of Seanergy’s voting power, was the Company’s single largest shareholder. After the Series B Issuance, however, Tsantanis instantly became Seanergy’s de facto controller, emerging from that private transaction with 49.99% voting power.

5.                  What’s more, given that, together, the other Director Defendants hold 5% voting power and, on information and belief, each has personal or professional ties to Mr. Tsantanis, the Board, through the Series B Issuance, gave itself de jure control of the Company. And because the Series B Preferred Stock is non-transferable (absent Board approval), the Board also ensured that control will remain with Company insiders perpetually.

6.                  Public stockholders, meanwhile, were disenfranchised completely and instantly. If the Series B Issuance were allowed to stand, any nominal “shareholder vote” would be a sham, with the outcome determined solely by the Board’s exercise of its majority voting power.

7.                  Had control of the Company been widely auctioned, it would have fetched a massive sum. At the time of the Series B Issuance, Seanergy had about $487 million in total assets. And based on Seanergy’s stock price, buying 49.99% voting power on the open market would have cost about $90 million or more. Yet the Board seized control and sold it to Tsantanis for a paltry $250,000. Despite being severely diluted and subject to the whims of entrenched directors, including Tsantanis, public stockholders received no control premium from Tsantanis.

8.                  Incidentally, that the Board expropriated control for the benefit of Tsantanis in particular only added insult to injury. In his decade-plus in charge, Tsantanis has overseen a historic destruction of shareholder value. When he took the reins, Seanergy’s stock traded at around $20,000 per share. Under his “leadership,” the stock price has cratered. Despite four price-boosting reverse stock splits, today the stock trades at around $8 per share. Given this performance, investors reasonably might have expected the Board to have removed Tsantanis long ago. Instead, it siphoned voting power from the public stockholders and delivered Tsantanis a multi-million dollar windfall.

9.                  By effecting the Series B Issuance, the Director Defendants, including Tsantanis, flouted their fiduciary duties, and they did so for their own gain, while trampling on the public stockholders’ voting rights.

10.                Since the Series B Issuance, Tsantanis has also taken personal advantage of the Company’s artificially depressed share price by purchasing large amounts of Common Stock on the open market.

11.                The Director Defendants’ consolidation of control through the Series B Issuance had no legitimate business purpose; its sole aim was to seize voting control from public shareholders, without compensation, and give it to insiders. Defendants’ conduct directly damaged Sphinx by diluting its voting power.

12.                If the common shareholders’ voting rights are not restored, all shareholder votes will be tainted by Defendants’ self-dealing—including the vote at the upcoming 2024 annual meeting.

13.                To remedy the Director Defendants’ breaches of fiduciary duties and to prevent future boards from engaging in similar improper conduct, Plaintiff seeks, among other things: (1) a declaration that the Series B Preferred Shares are void; (2) cancellation of the Series B Preferred Shares and Certificate; and (3) injunctions prohibiting Tsantanis from exercising the voting rights of the Series B Preferred Stock and prohibiting Seanergy from recognizing any such votes purportedly cast.

THE PARTIES

14.                Plaintiff Sphinx Investment Corp. is a Marshall Islands corporation. As of February 2024, Sphinx owns about 9.5% of the Common Stock of Seanergy.

15.                Defendant Stamatis Tsantanis is the Chairman and CEO of Seanergy. He was appointed CEO on October 1, 2012, and became Chairman on November 1, 2013. He also serves as Chairman and CEO of United Maritime Corporation (“United”). United was Seanergy’s wholly owned subsidiary until a July 2022 spinoff. As of March 30, 2023, Tsantanis owned 6.84% of Seanergy’s Common Stock and all of it Series B Preferred Shares, giving him 49.99% of the voting power. Tsantanis also owns all of United’s Series B Preferred Shares, giving him 49.99% control of United’s voting power.

16.                Defendant Christina Anagnostara is a Director of Seanergy. She has served as Director since 2008. Anagnostara is also a Director of United. As of March 30, 2023, Anagnostara owned 1.08% of Seanergy’s Common Stock.

17.                Defendant Dimitrios Anagnostopoulos is a Director of Seanergy. He has served as Director since 2009. As of March 30, 2023, Anagnostopoulos owned 1.33% of Seanergy’s Common Stock.

18.                Defendant Elias Culucundis is a Director of Seanergy. He has served as Director since the Company’s inception in 2008. As of March 30, 2023, Culucundis owned 1.31% of Seanergy’s Common Stock.

19.                Defendant Ioannis (John) Kartsonas is a Director of Seanergy. He has served on the Board since 2017. Kartsonas is also a Director of United. As of March 30, 2023, Kartsonas owned less than 1% of Seanergy’s Common Stock.

20.                Defendant Seanergy has been incorporated in the Marshall Islands since 2008.

JURISDICTION AND VENUE

21.                This Court has subject matter jurisdiction under Article VI, Section 3 of the Constitution of the Republic of the Marshall Islands and 27 MIRC Ch. 2 § 213.

22.                This Court has personal jurisdiction over Seanergy under 52 MIRC Ch. 1 § 15(b) and 27 MIRC Ch. 2 § 251(o).

23.                The Director Defendants are subject to personal jurisdiction by consent. Per Article 8.8 of Seanergy’s Fourth Amended and Restated Bylaws, which was adopted by the Director Defendants on behalf of Seanergy on December 13, 2023, the High Court of the Republic of the Marshall Islands is the sole and exclusive forum for, among other actions, “any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s shareholders,” “any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands,” and “any action asserting a claim governed by the internal affairs doctrine.”

24.                The Court also has personal jurisdiction over the Director Defendants under 27 MIRC Ch. 2 § 251(i) and 251(n).

statement of facts

25.                Seanergy owns and operates about 17 “Capesize” dry bulk carrier vessels. As of December 31, 2022, those vessels had a fair market value of about $434 million.

26.                Tsantanis has led the Company as CEO since 2012 and has been Chairman of the Board of Directors since 2013. He also served as “Interim” CFO from 2013 to 2018.

27.                Before December 2021, Tsantanis owned 3,650,000 shares of Seanergy Common Stock, which gave him about 2% of the voting power in the Company. Until December 2021, Tsantanis had never owned more than about 3.6% of the Company’s voting stock.

28.                Before December 2021, the Company had not issued any classes of preferred stock. In December 2021, Seanergy created a new class of stock, the Series B Preferred Stock. According to the “Statement of Designation of Rights, Preferences and Privileges of Series B Preferred Stock,” the Series B Preferred Stock has two notable features:

•	Each share is entitled to 25,000 votes per share on all matters submitted to a vote of the shareholders, provided that no holder of Series B Preferred Stock can have aggregate voting power in excess of 49.99% of all votes eligible to be cast on any such matter.

•	The shares cannot be transferred or sold without prior approval of the Company’s Board of Directors.

29.                On December 10, 2021, the Company issued 20,000 shares of Series B Preferred Stock to Tsantanis, thereby granting Tsantanis 49.99% of the voting power over the Company—a 25-fold increase overnight. But for the 49.99% cap, Tsantanis would have held, as of December 10, 2021, about 74% of the voting power. The Board has thus protected Tsantanis’s voting power against future dilution.

30.                In exchange for that 49.99% voting power over the Company, which had total assets worth about $487 million as of the end of 2021, Tsantanis paid a paltry $250,000.

31.                The Company has only ever issued Series B Preferred Stock to Tsantanis. He owns 100% of the Company’s Series B Preferred Stock.

32.                As the Company’s Securities and Exchange Commission Form 6-K filing of December 10, 2021, indicated, in exchange for paying an amount equal to around .05% of the Company’s assets, Tsantanis was given “substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.” In other words, the Director Defendants gave Tsantanis de facto majority control without requiring him to invest an amount that a non-insider would need to invest in order to obtain anything close to majority control of the Company.

33.                The Board has provided no explanation of how or why this was a beneficial transaction for the Company. For good reason: it is unjustifiable.

34.                Given that each of the four other Director Defendants own significant quantities of Common Stock—collectively, about 5%—the Series B Issuance gave the Board, collectively, majority control of the Company’s voting stock.

35.                Given the extreme differential between the value of the Company’s assets and the rock-bottom price at which Tsantanis purchased the Series B Preferred Stock (and through which the Director Defendants thereby obtained collective majority control), the Series B Issuance was facially unfair and had no rational economic justification or business purpose.

36.                While Seanergy reports having “received a fairness opinion from an independent financial advisor that the [Series B Issuance] was for a fair value to all shareholders of the Company,” Seanergy has provided no information about the identity of the purportedly independent advisor, the information or instructions the advisor received, or the analysis the advisor performed. In any event, the Board’s reliance on that fairness opinion was unreasonable and suggests bad faith: shareholders of the Company received no value from the Series B Issuance to compensate for the loss of public majority control, much less fair value.

37.                The Series B Issuance damaged Sphinx and the other non-insider holders of Common Stock by transferring majority control of the Company from the public shareholders to Company insiders. Indeed, given that the Board purports to own 54.99% of the voting power, the Series B Issuance would, if allowed to stand, render the votes of public stockholders meaningless. Public shareholders were thus disenfranchised, yet got nothing in return, much less a control premium. Tsantanis and the Director Defendants entrenched themselves through the improper erection of this dual-class structure while common shareholders saw their voting rights diluted against their will, without their approval, and without any remuneration or other benefit conferred on them.

38.                On the same day as the Series B Issuance, Tsantanis announced that he had purchased 300,000 shares of Common Stock on the open market in 2021. He has since further bolstered his ownership interest by making several open market purchases of Common Stock: on June 28, 2022, he announced his intention to purchase up to 500,000 shares of Common Stock; and, on February 15, 2023, he announced his intention to purchase up to $1,000,000 in Common Stock. As reported in a Schedule 13D, Tsantanis went on to purchase 100,000 shares of Common Stock over the course of March 2023. As of March 30, 2023, Tsantanis owned 6.84% of the Common Stock, or 1,369,055 shares. These purchases of Common Stock cemented his ability to maintain his 49.99% voting power indefinitely. Tsantanis made the purchases of Common Stock knowing that the market has been undervaluing Seanergy’s stock following the Series B Issuance. As Tsantanis said when he announced the February 15, 2023, purchase: “I am committed to further expand my own open market stock purchases, as I believe that our current share price is deeply undervalued.” Over the course of 2023, Tsantanis purchased 200,000 shares of Common Stock, at an average purchase price of $5.43—nearly a 50% discount compared to the open market price before the Series B Issuance.

39.                On December 14, 2023, Tsantanis announced his intention to purchase another $1,000,000 worth of Common Stock. In the same press release, Seanergy announced it would begin a stock buyback program, enabling it to buy back its stock while the price remains artificially depressed.

40.                The market has recognized that insiders now entirely control the Company; Seanergy’s share price has dropped about 20% since the Series B Issuance and trades at about a 54% discount to net asset value. Indeed, the stock has performed so poorly in the intervening period that the Board has had to take action to bolster the Company’s stock price to avoid violating NASDAQ listing rules and stave off de-listing, including by (i) authorizing, on June 28, 2022, a share repurchase plan pursuant to which the Company could repurchase up to $5 million dollars’ worth of its outstanding Common Stock, convertible notes, and warrants, and (ii) effecting a 1:10 reverse stock split on February 16, 2023.

41.                Seanergy’s current Board has the same makeup as it did when the Series B Issuance was approved. It is therefore unreasonable to expect that the Board, of its own volition, would unwind the transaction that harmed, and continues to harm, public shareholders, including Sphinx.

42.                Sphinx announced on December 13, 2023, in a SEC Schedule 13D amendment filing, its intention to launch a proxy contest to nominate two new, unconflicted directors at the next annual shareholder meeting to replace directors whose terms expire in 2024, and thereby start the much needed process of righting the Seanergy corporate ship. Such an effort will be futile, and any reformation of the Company’s corporate governance impossible, unless the Series B Issuance is deemed void such that Tsantanis is not permitted to vote the Series B Preferred Shares at that meeting.

claims for relief

Plaintiff states these claims for relief against Defendants.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty of Loyalty Against the Director Defendants

43.                Plaintiff incorporates by reference the above paragraphs as if fully stated here.

44.                At all relevant times, each Director Defendant was a Director of Seanergy and accordingly owed Seanergy fiduciary duties. Tsantanis also owed the Company fiduciary duties as its Chief Executive Officer.

45.                As fiduciaries of Seanergy, the Director Defendants owed a duty of undivided loyalty to Seanergy.

46.                This duty not only bars self-dealing, but also requires the fiduciary to avoid situations in which a fiduciary’s personal interest possibly conflicts with the interests of the Company.

47.                By approving a transaction—namely, the issuance of Series B Preferred Stock to Tsantanis—that disenfranchised outsider stockholders, had no economic rationale, and gave Tsantanis and the Board control over the Company perpetually and for a pittance, the Director Defendants put their own interests and the interests of Tsantanis above the Company’s interests.

48.                While approval of the Series B Issuance alone demonstrates that the purportedly independent directors failed to act independently, Defendants Kartsonas and Anagnostara in particular have conflicted loyalties because they owe their lucrative director positions at both Seanergy and United to Tsantanis, the de facto controller of both companies.

49.                Tsantanis, himself a member of the Board, breached his duty of loyalty by proposing the issuance of these shares for the sole purpose of empowering himself rather than serving the interests of the Company.

50.                Director Defendants’ breaches of the fiduciary duty of loyalty has harmed, and continues to harm, Sphinx. On top of the decline in stock price, Sphinx’s voting power has been perpetually diminished by the wrongful Series B Issuance—a conflicted transaction that is the product of the Director Defendants’ breaches of their duties of loyalty. In fact, through the Series B Issuance, Tsantanis became the de facto controlling shareholder, and the Director Defendants collectively became de jure controllers, owning over 50% of the voting power of the Company’s capital stock. This shift in control continues to harm Sphinx directly, both as shareholder and in connection with Sphinx’s announced intention to launch a proxy contest to nominate new, non-conflicted directors at the 2024 annual shareholder meeting. The Series B Issuance is causing ongoing harm to Sphinx by, among other things, ensuring that no public shareholder could ever win such a proxy contest given the Director Defendants’ control. The Series B Issuance thus entrenched the Director Defendants and enshrined their perpetual control over the Company.

51.                Absent judicial relief, the Director Defendants’ misconduct will cause Sphinx to suffer from a perpetual inability to meaningfully exercise the shareholder franchise, including voting its shares and engaging in proxy contests, including for the nomination and election of non-conflicted directors who would be more faithful stewards of the Company.

Second CAUSE OF ACTION

Breach of Fiduciary Duty of Care Against the Director Defendants

52.                Plaintiff incorporates by reference the above paragraphs as if fully stated here.

53.                As stated above, each of the Director Defendants owed fiduciary duties to Seanergy. Among these fiduciary duties was the duty of care to the Company.

54.                A breach of the duty of care occurs where a fiduciary’s decision amounts to gross negligence.

55.                It was at least grossly negligent for Tsantanis to propose the issuance of Series B Preferred Stock to himself at an unreasonably low price for the sole purpose of cementing his and the Board’s collective control of the Company.

56.                It was at least grossly negligent for the other Director Defendants to approve the issuance of Series B Preferred Stock to Tsantanis at an unreasonably low price for the sole purpose of cementing the Board’s collective control of the Company while disenfranchising public stockholders.

57.                Director Defendants’ breaches of the fiduciary duty of care caused Sphinx to suffer damages in the form of diminished voting power, in exchange for which it was not compensated. Absent relief from the court, Director Defendants’ misconduct will cause Sphinx to suffer from a perpetual inability to meaningfully exercise the shareholder franchise, including voting its shares and engaging in a proxy contest for the nomination and election of non-conflicted directors.

Third CAUSE OF ACTION

Breach of Fiduciary Duty of Good Faith Against the Director Defendants

58.                Plaintiff incorporates by reference the above paragraphs as if fully stated here.

59.                A breach of the fiduciary duty of good faith occurs when a fiduciary intentionally acts with a purpose other than that of advancing the best interests of the corporation.

60.                By proposing the issuance of, and accepting receipt of, Series B Preferred Stock, Tsantanis intentionally acted with a purpose of advancing his own interests in obtaining control over the Company—and disenfranchising all public stockholders—rather than advancing the interests of the Company.

61.                By approving the Series B Issuance, the other Director Defendants intentionally acted with a purpose of advancing their own interests by disenfranchising public stockholders and obtaining, together with Tsantanis, majority control rather than advancing the interests of the Company.

62.                Director Defendants’ breaches of the fiduciary duty of good faith caused Sphinx to suffer damages in the form of diminished voting power, in exchange for which it was not compensated. Absent relief from the court, Director Defendants’ misconduct will cause Sphinx to suffer from a perpetual inability to meaningfully exercise the shareholder franchise, including voting its shares and engaging in a proxy contest for the nomination and election of non-conflicted directors.

FOURTH CAUSE OF ACTION

Declaration Pursuant to 30 MIRC Ch. 2 § 202 That Series B Preferred Shares Are Void

Due to Directors’ Conflicts of Interest

63.                Plaintiff incorporates by reference the above paragraphs as if fully stated here.

64.                Interested director transactions are void or voidable solely because an interested director was involved. No statutory or other safe harbor that limits the effects of the common-law rule on interested-director transactions applies, including 52 MIRC Ch. 1 § 58(1).

65.                Although the Series B Issuance was purportedly approved by a committee of independent directors, on information and belief, those directors are not actually independent of Tsantanis, and they stood to benefit as a group by obtaining majority control of the Company with Tsantanis.

66.                The purportedly independent directors’ lack of independence is evidenced by the Series B Issuance itself, a transaction which on its face can only be explained as a naked power grab.

67.                Further, Defendants Kartsonas and Anagnostara are not independent because they owe their lucrative director positions at both Seanergy and United to Tsantanis, the de facto controller of both companies.

WHEREFORE, Plaintiff asks the Court to enter judgment in its favor and against all Defendants as follows:

(a)               Awarding Plaintiff damages (including punitive damages), together with pre- and post-judgment interest, in an amount to be proven at trial;

(b)               Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ fees;

(c)               Declaring void the Series B Preferred Stock held by Tsantanis;

(d)               Cancelling the Series B Preferred Stock Certificate;

(e)               Cancelling the Series B Preferred Stock issued to Tsantanis;

(f)                Enjoining Tsantanis from exercising the voting rights of his Series B Preferred Stock;

(g)               Enjoining Seanergy from counting any votes purportedly cast by Tsantanis using his Series B Preferred Stock during a vote of the shareholders; and

(h)               Granting Plaintiff any other relief that the Court may deem just and proper.

Dated:	New York, New York	Respectfully submitted,
February 29, 2024
By:

James H. Power (RMI Bar No. 193)
HOLLAND & KNIGHT LLP
21 West 52nd Street
New York, New York 10019
Telephone: (212) 513-3200
Facsimile: (212) 385-9100
Email: james.power@hklaw.com

Attorneys for Plaintiff Sphinx Investment Corp.

Of Counsel

CADWALADER, WICKERSHAM & TAFT LLP

Jonathan Watkins

Jared Stanisci

Matthew M. Karlan

200 Liberty Street
New York, New York 10281

Telephone: (212) 504-6000
Facsimile: (212) 504-6666

jonathan.watkins@cwt.com

jared.stanisci@cwt.com

matthew.karlan@cwt.com